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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 6)*
                                       of
                           Tweedy, Browne Company LLC



                    Under the Securities Exchange Act of 1934

                                RYLAND GROUP INC.
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    783764103
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue

                            New York, New York 10017
                                 (212) 916-0600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                NOVEMBER 6, 1998
             (Date of Event which Required Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).
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-----------------------                                  -----------------------
  CUSIP NO.  783764103            SCHEDULE 13D              Page __ of __ Pages
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*

        00
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                   7.  SOLE VOTING POWER. TBC has sole voting power with respect to 637,492 shares held in certain TBC Accounts (as
                       hereinafter defined). Additionally, certain of the
                       members of TBC may be deemed to have sole power to vote
                       certain shares as more fully set forth herein.
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH            0 shares, except that certain of the members of TBC may
                       be deemed to have sole power to dispose of certain
                       shares as more fully set forth herein.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       653,932 shares held in accounts of TBC
                       (as herein defined)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        653,932 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.46%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA & 00
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!







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PRELIMINARY NOTE

     The person filing this Amendment No. 6 is (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 6 amends a Statement on Schedule 13D filed by TBC dated June 25, 1996 ( the "Statement"). The filing of this Amendment No. 6 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 6 relates to the Common Stock, $1.00 par value (the "Common Stock"), of Ryland Group Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 6, is a company organized under the laws of Maryland, with its principal executive offices at 11000 Broken Land Parkway, Columbia, Maryland 21044.

     This Amendment No. 6 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Amendment No. 6 is being filed because the filing person is no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of its shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 6.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 653,932 shares of Common Stock, which constitutes approximately 4.46% of the 14,671,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 653,932 shares, which constitutes approximately 4.46% of the 14,671,000 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a a member of TBC, is 653,932 shares, which constitutes approximately 4.46% of the 14,671,000 shares of Common Stock outstanding.

     Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 653,932 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 637,492 shares of Common Stock held in certain TBC Accounts.


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     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 637,492 shares of Common Stock held in certain TBC Accounts.

     (c) Transactions in Common Stock effected by TBC since October 7, 1998, the date of the filing person's last filing on Schedule 13D is set forth below:

REPORTING                             NO. OF SHARES         PRICE
PERSON            DATE                     SOLD             PER SHARE

TBC Accounts      10/15/98                 57,100           $ 21.0397
                  10/16/98                100,000           $ 21.0001
                  10/20/98                 27,000           $ 21.7648
                  10/21/98                 81,900           $ 22.7860
                  10/26/98                    380           $ 23 3/8
                  10/27/98                 43,200           $ 25.3273
                  10/28/98                 48,250           $ 25.9413
                  10/29/98                 10,800           $ 25.539300
                  10/30/98                  1,000           $ 25.2188
                  11/02/98                 16,800           $ 24.8884
                  11/03/98                 10,000           $ 24.837500
                  11/04/98                 95,000           $ 25.467100
                  11/05/98                 35,000           $ 27.5000
                  11/06/98                 20,000           $ 28.093700


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) TBC ceased to be the beneficial owner of more than 5% of the Common Stock on November 6, 1998.


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                                    SIGNATURE

     Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 6 is true, complete and correct.

                                               TWEEDY, BROWNE COMPANY LLC

                                               By /s/ Christopher H. Browne
                                                 --------------------------
                                                  Christopher H. Browne
                                                  Member

Dated: November 11, 1998